Francis R. Wheeler	VIA EDGAR
(720) 566-4231
fwheeler@cooley.com

October 30, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:  Perry Hindin

RE:	OpenTV Corp.
Schedule TO-T/13E-3 Filed on October 5, 2009
Filed by Kudelski Interactive Cayman, Ltd. and Kudelski SA
SEC File No. 005-58285

Dear Mr. Hindin:

On behalf of Kudelski Interactive Cayman, Ltd. (the “Purchaser”) and Kudelski SA (“Parent”), this letter accompanies the filing on EDGAR of an Amendment No. 3 (the “Amendment”) to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, File No. 005-58285 (the “Tender Offer Statement”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2009 and amended on October 13, 2009 and October 26, 2009.  The Tender Offer Statement, including the offer to purchase included as an exhibit thereto (the “Offer to Purchase”), relates to the offer (the “Offer”) by the Purchaser to purchase all outstanding Class A ordinary shares (“Shares”) of OpenTV Corp. (the “Company”) not held by Parent or its wholly owned subsidiaries.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 19, 2009 with respect to the Tender Offer Statement.  The amendment also updated certain information, as well as adds certain disclosures agreed to in connection with a tentative settlement of litigation pending in connection with the Offer.  Certain of the information provided in this letter is being provided based upon information supplied by and confirmations received by us from Parent.  The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter.  Capitalized terms used but not defined herein have the meanings given them in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

Have you held discussions with OpenTV Corp.? page ii

1.                                       Comment:  Please tell us in your response letter the date on which the Purchasers disseminated the press release announcing commencement of the offer that the

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM

Purchasers initially emailed to members of the Company’s board.  If disseminated on October 4, 2009, please advise why such press release was not filed under cover of Schedule TO on October 4.

Response:  The press release announcing commencement of the Offer was disseminated on the morning of Monday, October 5, 2009 in Switzerland, which was shortly after midnight Eastern time on October 5, 2009 in the United States.  Accordingly, we respectively submit that filing the release as an exhibit to the Tender Offer Statement on October 5, 2009 was timely.

What does Kudelski SA intend with respect to the operation of the OpenTV Corp. business if a redemption does not occur?  page vi

2.                                       Comment:  We note the discussion in this paragraph regarding future open market and privately negotiated transactions purchases.  Note that open-market or privately-negotiated purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help the Purchasers reach the 90% minimum threshold to be able to accomplish a subsequent redemption under Sections 176 and 179 of the British Virgin Islands Business Companies Act may be subject to Exchange Act Rule 13e-3 as steps in a series of transactions with a going-private effect.  Please confirm the Purchasers’ understanding.

Response:  We confirm the understanding of the Purchaser and Parent that open-market or privately-negotiated purchases undertaken with the intent and effect of facilitating a going-private transaction may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect.  Please note, however, that would not be the case if the number of holders of record of the Shares is reduced below 300 as a result of the Offer and remains below 300 before such purchases are undertaken.

Plans for the Company; Certain Effects of the Offer, page 13

3.                                       Comment:  Include in the Special Factors section a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders, including the federal tax consequences.  The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to the Company, its affiliates and unaffiliated security holders.  Refer to Item 1013(d) of Regulation M-A.  The benefits and detriments of the transaction must be quantified to the extent practicable.

Response:  In response to the Staff’s comment, we have amended the Tender Offer Statement to revise the disclosure under “Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer” of the Offer to Purchase to (a) include a description of the federal tax consequences of the consummation of the Offer on the Company and its unaffiliated shareholders, and (b) include a statement that, except as otherwise set forth in the Offer to Purchase, the Purchaser and the Parent did not find it practicable to quantify, nor did they quantify, the benefits or detriments of the transactions contemplated by the Offer to Purchase to the Company, its affiliates or its unaffiliated shareholders.

Position of Kudelski Regarding Fairness of the Transaction, page 16

4.                                       Comment:  All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  We note, for example, that the discussion in this section does not appear to address the factors described in clause (iv) of Instruction 2 to Item 1014 and Item 1014(d) and (e).  If the Purchasers did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.  If any of the procedural safeguards in Item 1014(d) and (e) were not considered, please expand your disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

Response:  In response to the Staff’s comment, we have amended the Tender Offer Statement to revise the disclosure under “Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction” of the Offer to Purchase to (a) discuss that neither of the procedural safeguards in Item 1014(d) and (e) of Regulation M-A are present with respect to the Offer and to include a statement as to the basis of the belief of the Purchaser and Parent that the Offer is nonetheless procedurally fair to unaffiliated shareholders, and (b) discuss that consideration of the factors taken into account by the Purchaser and Parent in making their determination as to the fairness of the Offer to unaffiliated shareholders was predicated on the assumption that the Company was a going concern and that the Purchaser and the Parent did not quantify a going concern value for the Company.

5.                                       Comment:  We note disclosure in the first full paragraph on page 20 that Credit Suisse engaged in discussions with Parent’s management relevant to certain of the points discussed in this section.  Each presentation, discussion, or report held with or presented by Credit Suisse, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  As indicated in Item 1014 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party.  Revise to summarize the discussions referenced in this paragraph and provide all of the disclosure required by Item 1015 of Regulation M-A as to Credit Suisse including all of the information called for by Item 1015(b).

Response:  In response to the Staff’s comment, we have amended the Tender Offer Statement to expand the disclosure under “Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction” of the Offer to Purchase.

Dissenters’ Rights; Rule 13e-3, page 29

6.                                       Comment:  It is your responsibility to summarize accurately.  Please revise the last paragraph on page 29 indicating that the discussion regarding dissenters’ rights is not complete and is qualified in its entirety by reference to the full text of the applicable statutes.  While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the applicable statutes.  You can direct investors to read the entire Schedule C for more complete discussions. Please make corresponding changes to similar disclosure regarding the summary of the Credit Agreement on page 47.

Response:  In response to the Staff’s comment, we have amended the Tender Offer Statement to revise the disclosure under “Special Factors—Section 7—Dissenters’ Rights; Rule 13E-3” and “The Offer—Section 10—Source and Amount of Funds” of the Offer to Purchase.

Certain Information Concerning the Purchaser and Parent, page 46

7.                                       Comment:  We note the disclosure on pages 47 and 48 that the offer is conditioned upon the Purchasers’ receipt of sufficient proceeds under the Parent’s Credit Facility, that Parent may not receive proceeds under the Credit Facility because one or more conditions to borrowing may not be satisfied and that if such proceeds are unavailable, Parent intends to seek to obtain the necessary funds from another source, but no other source of financing has currently been identified.  In light of such disclosure, it appears that the Purchasers’ financial condition is material to a security holder’s decision whether to sell, tender or hold the securities sought.  Please provide the information required by Item 1010(a) and (b) of Regulation M-A for the Purchasers, or advise why such information is not material.

Response:  The Purchaser decided to remove the financing condition.  The elimination of that condition was announced by Parent in a press release that also addressed other matters that is being filed today as Exhibit (a)(1)(xiv) to the Tender Offer Statement.  Corresponding changes have been made to the Offer to Purchase.  As a result, and taking into account that (a) the consideration offered in the Offer consists solely of cash, (b) the offer is not subject to a financing condition, and (c) the Offer is for all outstanding Shares not owned by Parent or its wholly owned subsidiaries, we respectively submit that the financial statements of the Purchaser and Parent described in Item 1010(a) and (b) of Regulation M-A are not material to a security holder’s decision whether to sell, tender or hold Shares and are accordingly not material.  See Instruction 2 to Item 10 of Schedule TO.  See also Instruction 5 to Item 10 of Schedule TO, which provides pro forma financial information is required in a negotiated third-party tender offer when securities are intended to be offered in a subsequent merger or other transaction in which the remaining target securities are acquired.  The Offer is not a negotiated offer and no securities are intended to be offered in a subsequent transaction.

Conditions of the Offer, page 48

8.                                       Comment:  The Purchasers state in the first paragraph of this section that they will not be required to accept for payment or pay for any Shares tendered in the Offer and may terminate or amend the Offer if at any time on or after June 30, 2009 and prior to the expiration of the Offer one of the listed conditions disclosed on pages 49 through 52 exists which, in the Purchasers’ reasonable judgment, makes it inadvisable to proceed with the Offer and/or such acceptance for payment or payment.  While the Purchasers have the right to waive any of the listed Offer conditions, if a condition is triggered, the Purchasers may not waive the condition by failing to assert it.  Such inaction would be, in our view, tantamount to a waiver of the applicable condition.  Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchasers may be required to extend the Offer and recirculate new disclosure to holders of the Shares.  Please confirm the Purchasers’ understanding on both points in your response letter.  Please also advise why the Purchasers believe it appropriate to condition the Offer on the existence of conditions on or after June 30, 2009 as opposed to on or after the date the Offer was commenced.

Response:  We confirm the understanding of the Purchaser and Parent that the Purchaser may not waive a condition by failing to assert it and that depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser may be required to extend the Offer and recirculate new disclosure to holders of the Shares.

The Purchaser chose to condition the Offer on the existence of conditions on of after June 30, 2009 as opposed to on or after the date the Offer was commenced because the Company’s most recent financial statements and Quarterly Report on Form 10-Q were for the period ended June 30, 2009.  While the Purchaser is not aware of any listed Offer conditions that occurred prior to October 5, 2009, the Purchaser cannot be certain that was the case and decided to have the conditions apply to that gap period.

9.                                       Comment:  We also note the language in the penultimate paragraph in this section that the Purchasers’ “failure at any time to exercise [their] rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time from time to time prior to the expiration of the Offer…”  If an event triggers a listed offer condition, and the Purchasers determine to proceed with the Offer anyway, they have waived the offer condition.  See our preceding comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials.  When an Offer condition is triggered by events that occur before the expiration of the Offer, the Purchasers should inform holders of Shares how they intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the Purchasers’ understanding in your response letter.  Please also advise us whether any of the conditions have been in existence between June 30, 2009 and the date the Offer was commenced.

Response:  We confirm the understanding of the Purchaser and Parent that when an Offer condition is triggered by events that occur before the expiration of the Offer, the Purchaser promptly will inform holders of Shares how it intends to proceed, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  As noted above in response to Comment 8, the Purchaser is not aware of any listed Offer conditions that have been in existence between June 30, 2009 and the date the Offer was commenced.

Fees and Expenses, page 54

10.                                 Comment:  We note your disclosure on page 54 that a “substantial portion” of the $2.75 million fee payable to Credit Suisse is contingent upon the Purchaser’s acquisition of a majority of the Shares not owned by the Kudelski Group.  Please revise to disclose the “significant portion” as a percentage of the fee.

Response:  In response to the Staff’s comment, we have expanded the disclosure under “The Offer—Section 14—Fees and Expenses” to specify the estimated dollar amount of the fee to be paid to Credit Suisse that is contingent upon the Purchaser’s acquisition of a majority of the Shares not owned by the Kudelski Group.

Miscellaneous, page 55

11.                                 Comment:  We note the disclosure in the fourth sentence of the first paragraph of this section.  As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer.  This includes holders of Shares located in jurisdictions outside the United States.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957.  While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchasers are prohibited from making the Offer, the exception is limited.  Please revise or advise in your response letter as to your authority for excluding holders of Shares not encompassed within Rule 14d-10(b)(2).

Response:  In accordance with the Staff’s comment, we have amended the Tender Offer Statement to revise the disclosure under “The Offer—Section 15—Miscellaneous” of the Offer to Purchase.

On behalf of the Purchaser and Parent, we hereby acknowledge that:

•                  the Purchaser and Parent are responsible for the adequacy and accuracy of the disclosure in the Tender Offer Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Tender Offer Statement; and

•                  neither the Purchaser nor Parent may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 720-566-4231 if you have any questions or would like additional information regarding these matters.

Very truly yours,

/s/ Francis R. Wheeler

Francis R. Wheeler

cc:	Kudelski SA
Jennifer DiNucci, Esq.